Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

October 1, 2018

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Attn: Gregory Dundas and Kathleen Krebs

Washington, D.C 20549

Re: TPT Global Tech, Inc.

Amendment No. 1 to Registration Statement on Form S-1/A

Filed February 23, 2018

File No. 333-222094

Dear Mr. Dundas and Ms. Krebs:

Below are our responses to the comments made regarding TPT Global Tech Inc.’s Amendment on Form S-1 in a letter dated March 5, 2018.

Form S-1/A filed February 23, 2018

Cover Page

1. We note your response to our prior comment 1. Please revise your disclosure to state clearly the status of your application for quotation with the OTCQB, your expected timing, and any risk that your application may not be approved.

Answer: The language has been updated per your comment.

2. Please revise the pricing table on the prospectus cover page to disclose the fixed price at which the shares will be offered.

Answer: The table has been updated per your comment.

3. In your response to our prior comment 2, you state that both Blue Collar and Hollywood Riviera Studios were acquired in the 4th quarter. However, in Footnote 10 (Subsequent Events) to the financial statements for the nine-month period ended September 30, 2017, you continue to state that the company has "entered into an Acquisition and Purchase Agreement" without any indication that those acquisitions have been consummated. You further state in your response that in the opinion of the company and both parties "all closing requirements

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have been met" and "the sellers deem the transactions completed." Nevertheless, it appears from your disclosure in Note 10 that final closings of the transactions are conditioned on the fulfillment of various conditions. Furthermore, on page 3, you acknowledge certain terms, conditions, and restrictions on the company's control of the assets and ownership interests until the financing is paid off. Please revise this disclosure to include all material terms and conditions of the agreements, including the expected timing under the agreements for paying off the financing and consequences if you do not.

Answer: The financial statement footnotes have been revised. Also, page 3 has been revised.

4. Please disclose that you are no longer separately acquiring HRS Mobile.

Answer: Language has been removed regarding this comment.

5. We note your response to our prior comment 13. Please revise the prospectus summary to disclose the need to obtain $34 million in the next 12 months. Also disclose the amount of promissory notes you need to repay in connection with the acquisitions of Hollywood Riviera, Blue Collar and Matrixsites, the due dates and the consequences if you default or are unable to repay the notes.

Answer: Please see page 3 where we have inserted additional language.

6. Specifically address the status of the acquisition of assets from Matrixsites. We note that the consideration includes a promissory note for $4,000,000, the "terms of which will be agreed to by the Company and Matrix." Disclose whether these terms have been set and, if not, why not.

Answer: Please see language added in “Company Overview” on page 3.

Selling Security Holders, page 21

7. With respect to your response to our prior comment 6, it is not clear to us why you state that the Blue Collar and HRS transactions have closed. It is also unclear whether the Matrixsites acquisition has closed. In your response, please explain how you are able to say that the transactions have already closed, that all the consideration for the shares has been determined and paid, and that the selling shareholders are holders unconditionally in the company's shares you are registering for resale in this registration statement.

Answer: Blue Collar has closed. Matrixsites is completed and closed. HRS has been cancelled.

8. We note your response to our prior comment 7. Please revise the attachment at the end of your response letter to make clear whether the shares are currently outstanding and how long each selling shareholder has held its shares.

Answer: The table attached to the end of this response letter has been edited to include a column indicating how long selling shareholders’ have held shares.

Item 5. Determination of Offering Price, page 25

9. Please revise this disclosure to be consistent with your response to our prior comment 1 and your prospectus cover page.

Answer: Disclosure has been revised for consistency.

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Our Business Segments, page 35

10. With regard to your response to our prior comment 11, we are still unable to locate your disclosure regarding your key products and services. Please revise or advise.

Answer: Please see disclosure added to page 44.

Compensation, page 75

11. We note your response to our prior comment 15 and updated disclosure in the summary compensation table. Please also update the rest of your compensation disclosure for fiscal year 2017, including the outstanding equity awards table and director compensation table.

Answer: The table has been updated and is accurate.

Financial Statements Note 10 - Subsequent Events, page F-45

12. We note that the amendments to the Acquisition and Purchase Agreements with Blue Collar and Hollywood Riviera as of February 9, 2018 include many restrictions, including a requirement that Blue Collar and Hollywood Riviera continue day-to-day operations and restrictions on changing the operations, among other restrictions. Please expand the disclosure of the Agreements with Blue Collar and Hollywood Riviera to clarify the point at which you believe the control of these operations will transfer to you, given these new restrictions. Please tell us how you evaluate the acquisition date for these transactions, using the guidance in ASC 805-10-25, detailing how you view control over the operations in light of the restrictions in the February 9, 2018 amendment.

Answer: Revised financial statements have been inserted for the years ended December 31, 2017 and 2016 and the quarter ended June 30, 2018.

We hope these amendments meet your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

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Table regarding Comment # 8:

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